UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

MultiSensor AI Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

456948108

(CUSIP Number)

Michael Braner

325 Capital LLC

757 Third Avenue, 20th Floor

New York, NY 10017

646-774-2904

Kenneth A. Schlesinger, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 25, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456948108

1	NAME OF REPORTING PERSON

325 Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,481,868
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,481,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,481,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 456948108

1	NAME OF REPORTING PERSON

325 Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,481,868
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,481,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,481,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 456948108

1	NAME OF REPORTING PERSON

325 Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,383,969
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

9,383,969
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,383,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 456948108

1	NAME OF REPORTING PERSON

Michael Braner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,383,969
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

9,383,969
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,383,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 456948108

1	NAME OF REPORTING PERSON

Daniel Friedberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		SOLE VOTING POWER
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,383,969
PERSON WITH	9	SOLE DISPOSITIVE POWER

SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER

9,383,969
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,383,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 456948108

1	NAME OF REPORTING PERSON

Anil Shrivastava
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,383,969
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

9,383,969
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,383,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 456948108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended and restated to read as follows:

The Reporting Persons acquired the 9,383,969 Shares reported owned herein pursuant to the Purchase Agreement (as defined in the Schedule 13D) in connection with the Private Placement (as defined in the Schedule 13D) and upon the exercise of the Pre-Funded Warrants acquired pursuant to the Purchase Agreement in connection with the Private Placement. As of the date hereof, the Reporting Persons are deemed to beneficially own the Shares as detailed in Item 5.

The aggregate purchase price of the 438,247 Shares acquired by 325 Master Fund pursuant to the Purchase Agreement is approximately $701,195 and the aggregate purchase price of the 1,043,621 Shares acquired by 325 Master upon the exercise of the Pre-Funded Warrants held by it is approximately $1,669,794 (inclusive of the price of the Pre-Funded Warrants and exclusive of brokerage commissions and other costs of execution). The aggregate purchase price of the 2,334,314 Shares acquired by the SMAs pursuant to the Purchase Agreement is approximately $3,734,902 and the aggregate purchase price of the 5,558,818 Shares acquired by the SMAs upon the exercise of the Pre-Funded Warrants held by them is approximately $8,894,109 (inclusive of the price of the Pre-Funded Warrants and exclusive of brokerage commissions and other costs of execution).

The source of funding for the transactions pursuant to which the Reporting Persons obtained ownership of the Shares was derived from the working capital of 325 Master Fund and the SMAs (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The 8,969 shares beneficially owned directly by Mr. Friedberg were granted to him in connection with his service as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 25, 2024, the Reporting Persons and the SMAs gave notice to the Issuer that, pursuant to Section 2 of the Pre-Funded Warrant, (i) the Reporting Persons have elected to waive the 19.99% beneficial ownership limitation (as set forth in Section 2(e) of the Pre-Funded Warrant), effective immediately, and (ii) to exercise all of 6,602,439 Pre-Funded Warrants held by them, representing 6,602,439 Shares, at an exercise price of $.0001 per share.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)	As of the close of business on September 25, 2024, the Reporting Persons beneficially owned an aggregate of 9,383,969 Shares, which represents approximately 30.1% of the outstanding Shares, based upon 30,339,644 following the exercise of all of the Pre-Funded Warrants held by the Reporting Persons and the SMAs, as reported in the Definitive Proxy Statement on Schedule 14A filed with the SEC on August 15 2024.

8

CUSIP No. 456948108

The aggregate beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of the close of business on September 25, 2024.

(b)	Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 9,383,969
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 9,383,969

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons, including the 7,893,132 Shares held in the SMAs and the 8,969 Shares granted to Mr. Friedberg in connection with his service as a director of the Issuer.

(c)	Other than as set forth in Item 4 above, in Item 6 below, and on Schedule A attached hereto, the Reporting Persons have not entered into any transactions in the Shares during the past sixty days.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information set forth in Item 4 is incorporated herein by reference.

On August 30, 2024, Mr. Friedberg was granted 8,969 shares in connection with his services as a director of the Issuer.

9

CUSIP No. 456948108

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2024

325 CAPITAL MASTER FUND LP

By:	325 Capital GP, LLC, its General Partner

By:	/s/ Michael Braner
Name:	Michael Braner
Title	Managing Member

325 CAPITAL GP, LLC

By:	/s/ Michael Braner
Name:	Michael Braner
Title	Managing Member

325 CAPITAL LLC

By:	/s/ Michael Braner
Name:	Michael Braner
Title	Managing Member

MICHAEL BRANER

By:	/s/ Michael Braner
Name:	Michael Braner

DANIEL FRIEDBERG

By:	/s/ Daniel Friedberg
Name:	Daniel Friedberg

ANIL SHRIVASTAVA

By:	/s/ Anil Shrivastava
Name:	Anil Shrivastava

10

CUSIP No. 456948108

SCHEDULE A

Transactions in Shares of the Issuer since the Filing of Amendment No. 3 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

325 Capital Master Fund LP

Acquisition of Common Stock[1]	1,043,621	0.0001	09/25/2024

325 Capital LLC (through the SMAs)

Acquisition of Common Stock[1]	5,558,818	0.0001	09/25/2024

1 Represents the acquisition of Shares upon the exercise of the Pre-Funded Warrants on a one-for-one basis at an exercise price of $0.0001 per Share.